(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-50262

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A.

PART I — REGISTRANT INFORMATION

Intelsat, Ltd.

Full Name of Registrant

Wellesley House North, 2nd Floor

90 Pitts Bay Road

Address of Principal Executive Office (Street and Number)

Pembroke, Bermuda HM 08

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)    ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or

Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

1.	As reported in the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) by Intelsat, Ltd. (the “Company”) on July 10, 2006, our subsidiary, Intelsat (Bermuda), Ltd., acquired Intelsat Holding Corporation (“PanAmSat Holdco”, formerly known as PanAmSat Holding Corporation) on July 3, 2006. Although the management of the Company worked diligently to complete all the required information in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 prior to the required filing time on November 14, 2006, the Company was unable to complete the required information by the close of business on the due date as a result of the complex nature of the acquisition of PanAmSat Holdco and related transactions and the application of the purchase method of accounting to this transaction. The Company notes that the quarter ended September 30, 2006 is the first quarter for which PanAmSat Holdco is included in the financial statements of the Company. The Company filed the Form 10-Q later in the evening on November 14, 2006.

2.	The Company hereby represents that the reasons causing the inability to timely file the Quarterly Report on Form 10-Q could not be eliminated without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sajid N. Ajmeri (Name)	(202) (Area Code)	944-7601 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our reported revenue was $528.5 million and our net loss was $172.5 million for the three months ended September 30, 2006. Our revenue increased by approximately $234.9 million for the three months ended September 30, 2006 from $293.6 million for the three months ended September 30, 2005. This increase was primarily attributable to the revenues of the acquired PanAmSat Holdco business. Our net loss increased by approximately $118.0 million for the three months ended September 30, 2006 from a net loss of $54.5 for the three months ended September 30, 2005. This increase was principally a result of the acquired PanAmSat Holdco operations, an impairment charge taken in respect of the Company’s IS-802 satellite and higher interest expense due to the incurrence and acquisition of a significant amount of additional debt related to the PanAmSat Holdco acquisition.

Intelsat, Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2006	By:	/s/ JEFFREY FREIMARK
	Name:	Jeffrey Freimark
	Title:	EVP & Chief Financial Officer